Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

	2011	2010

A Net income as reported, IFRS ($ millions)	732	444
B Items adjusting net income ($ millions)	10	14
C Net income, US GAAP ($ millions)	742	458
D Weighted average number of shares outstanding	854,033,000	888,357,000
E Net additional shares issuable for diluted earnings per share calculation (IFRS)	22,434,000	25,755,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	22,428,000	25,755,000

IFRS
Basic earnings per share (A/D)	0.86	0.50
Diluted earnings per share (A/(D+E))	0.84	0.49

UNITED STATES GAAP
Basic earnings per share (C/D)	0.87	0.52
Diluted earnings per share (C/(D+F))	0.85	0.50